

Mail Stop 3561

April 3, 2008

By Facsimile and U.S. Mail

Donna S. Doyle
Principal Accounting Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, New York 12601-4879

> **RE: CH Energy Group, Inc.**
> **File No. 0-30512**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on February 13, 2008**
>
> **Central Hudson Gas & Electric Corporation**
> **File No. 1-3268**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on February 13, 2008**

Dear Mrs. Doyle:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In order to facilitate this review and reduce the number of comments we have not repeated comments for issues that may be applicable to Central Hudson Gas and Electric Corporation. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

Common Stock Dividends and Price Ranges, page 66

2. Please provide disclosure in the notes to your financial statements describing the most significant restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restrictions at each balance sheet date. See Rule 4-08(e) of Regulation S-X. Show us what your disclosure will look like revised. In addition, we note the dividends CH Energy Group receives from its subsidiaries may be subject to various restrictions. Please tell us whether the thresholds of Rule 4-08(e)(3) of Regulation S-X have been met and what consideration you gave to providing condensed financial information of CH Energy Group as set forth in Rules 4-08 and 12-04 of Regulation S-X.

Critical Accounting Policies, page 67

3. Please revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk, page 68

4. Prospectively, please revise your disclosure by choosing one of the three methods required by Item 305 of Regulation S-K with regard to your derivative instruments.

Note 1 – Summary of Significant Accounting Policies, page 97

5. EITF Issue no. 06-3 was effective for interim and annual reporting periods beginning after December 15, 2006. Please disclose your accounting policy with respect to the presentation of income taxes collected on behalf of governmental authorities.

Revenue Recognition, page 99

6. Disclose the amount of deferred revenue and the estimated period over which such revenue will be recognized related to the fuel oil burner maintenance and tank service agreements.

Note 4 – Income Tax, page 114

7. We assume the cost of removal deferred tax asset is included in plant-related items, if our assumption is not correct, please clarify. Prospectively, separate out any individually material components of your deferred tax assets or liabilities. You may also want to separately present the deferred tax liability associated with the equity component of the allowance for funds used during construction.

Note 8 – Capitalization – Common and Preferred Stock, page 123

8. Prospectively, revise your disclosure to explain, in summary form the pertinent rights and privileges of the various securities outstanding. In this regard, we were unable to identify the liquidation preferences of the cumulative preferred stock outstanding. See paragraph 4 of SFAS no. 129.

Note 10 – Post Employment Benefits, page 127

9. Please explain to us how you calculate your market-related value of plan assets as discussed in paragraph 30 of SFAS 87. Since you have a choice and the method by which you calculate market-related value can have an impact on net income, please disclose your accounting policy.

Note 11 – Equity Based Compensation, page 136

10. Please explain how you accounted for the excess tax benefit associated with your exercised stock options over the last three years. In this regard, we note no stock compensation tax related items in your Consolidated Statements of Common Shareholders' Equity.

11. Please explain to us how you account for equity awards given to employees who are retirement eligible. Please revise future disclosure accordingly.

12. Prospectively, please disclose the tax benefit recognized for your restricted stock awards. See paragraph A240g.1 of SFAS no. 123(R).

13. If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123R.

14. It appears you issued treasury shares for purposes of fulfilling restricted stock grants. Please advise how you treat any difference between the carrying amount of treasury shares and the weighted average grant date fair value of the awards in the statements of income and cash flows. Also, please confirm for us if fair market value is quoted market value with respect to valuing your restricted stock grants.

Note 12 – Commitments and Contingencies, page 141

Environmental Matters, page 144

15. We noted the following disclosure on page 146, "No amounts have been recorded in connection with sites # 4 and 5, for which Central Hudson has estimated future costs developed from conceptual plans. Absent DEC-approved remediation plans, management cannot estimate what cost, if any, will actually be incurred. The portion of the $125 million referenced above related to these two sites is approximately $88 million." We assume you have recorded a liability in connection with the *early stage costs* related to the investigation of site numbers 4 and 5 consistent with SOP 96-1, if not, please explain why not.

Item 9A. Controls and Procedures, page 161

16. We note you state your disclosure controls and procedures were effective for recording, processing, summarizing, and reporting information that is required to be disclosed within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. While the definition of disclosure controls and procedures is not required, if you start to define it, then the entire definition is required. See Exchange Act Rule 13a-15(e).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, Donna DiSilvio, Review Accountant, or in their absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant